EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form SB-2 filed with the SEC on July 27, 2005 (the “Registration Statement”) of Saliva Diagnostic Systems, Inc. and subsidiaries (the “Company”), of our report dated March 28, 2005, relating to the balance sheet of Saliva Diagnostic Systems, Inc. as of December 31, 2004 and the statement of operations, stockholders’ equity and cash flows for the two years in the period ended December 31, 2004, which report includes an explanatory paragraph as to an uncertainty with respect to the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ Lazar Levine & Felix, LLP
New York, New York
July 27, 2005